Mail Stop 4561

      March 8, 2006



Mr. Leslie I. Handler
President
Encompass Holdings, Inc.
1005 Terminal Way, Suite 110
Reno, Nevada  89502

Re:	Encompass Holdings, Inc.
Form 10-KSB for the fiscal year ended December 31, 2004
      Amendment No. 1 to the above referenced Form 10-KSB
      File No. 333-82608

Dear Mr. Handler:

      We have reviewed your first response letter dated March 3,
2006
and have the following additional comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Form 10-KSB for the fiscal year ended December
31,
2004

Controls and Procedures, page 9
1. Please help us understand, in sufficient detail, the factors that you considered in determining that your disclosure controls and procedures were effective as of December 31, 2004 in light of the fact that you subsequently restated your financial statements related to your accounting for convertible debt.



Report of Independent Registered Public Accounting Firm
2. Please confirm to us that your independent auditors have provided you with a signed opinion and amend your filing to include a signed audit opinion in accordance with Rule 302 of Regulation S-T.

Convertible Notes Payable, pages F-14 to F-15
3. We note your response to prior comment 3 and that you have restated your financial statements to account for beneficial conversion features on convertible debt within equity (additional paid-in capital). However, after further review of your disclosure that the debt is convertible at a discount to the closing bid price in the market, it appears that the embedded conversion feature may not meet the definition of conventional convertible debt in paragraph
4 of EITF 00-19 and this may mean that the embedded conversion feature falls within the scope of SFAS 133 (refer to paragraphs 12 and 11a of SFAS 133). As a result, you would be required to analyze the conversion feature under paragraphs 12-32 of EITF 00-19 to determine whether it is an equity instrument which can be excluded from the scope of SFAS 133. In this regard, we note that your conversion price can reset to a discount to the bid price in the market which may result in a need to issue an indeterminate amount of shares which may exceed the amount of shares that you have authorized. It appears that this provision would result in liability classification under EITF 00-19. If true, you would be required to bifurcate the conversion feature from the debt host and account for the feature as a derivative liability with changes in fair value being recorded in the income statement. Additionally, we note that if you conclude that this is the appropriate accounting, you would not account for any beneficial conversion feature under EITFs 98-5 and 00-27. Please advise.
4. Your disclosure appears to indicate that the holder of the convertible debt does not have the option to convert before one year and would only have the option to convert to stock if certain events have occurred. Please help us to better understand these provisions and consider expanding the disclosure of such matters in your note to the financial statements.


Exhibit 31.2
5. We note your response to prior comment 4 and the certification filed by Mr. Arthur N. Robins. As this is the first time that Mr. Robins is providing certifications related to the annual report of Encompass Holdings, Inc. for the year ended December 31, 2004, please have Mr. Robins include all certifications required under Exchange Act Rule 13a-14 (similar to those certifications that were filed by
Mr. Handler and dated April 13, 2005).

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,



      Steven Jacobs
      Branch Chief



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Mr. Leslie Handler
Encompass Holdings, Inc.
March 8, 2006
Page 4